FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2007

Commission File Number 000-30224

CRYPTOLOGIC INC.
(Translation of registrant’s name into English)

55 St. Clair Avenue West, 3rd Floor Toronto, Ontario, Canada M4V 2Y7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYPTOLOGIC INC.

Date: February 15, 2007	Lewis N. Rose President and Chief Executive Officer

2

FOR IMMEDIATE RELEASE

Symbol: TSX: CRY; NASDAQ: CRYP; LSE: CRP

ALL FINANCIAL FIGURES ARE IN US$

CRYPTOLOGIC ACHIEVES STRONG REVENUE, EARNINGS IN 2006

2006 revenue, earnings and earnings per share grow more than 20% despite challenging Q4

Recent events include eight new customer sites, 40 new games, acquisition & Asian expansion

February 15, 2007 (Toronto, ON) – CryptoLogic Inc., a leading software developer to the global Internet gaming industry, today reported record annual financial results for the year ended December 31, 2006. The company grew both revenue and earnings by 21% to $104.0 million and $24.8 million, respectively. Earnings rose to $1.81 per fully diluted share, a 24% increase over 2005. CryptoLogic ended the year with $128.4 million in total cash.

CryptoLogic’s strong results and new customer acquisitions follow a time of significant change for the industry. On October 13, 2006, the United States government passed legislation that effectively banned online gaming in that country. CryptoLogic had already ensured that its licensees would not take wagers from U.S.-based players. The short-term impact of this event on the company’s revenue and earnings was heightened as it occurred in the fourth quarter, which is historically the strongest quarter of the year. Since the company’s business was substantially focused in Europe before the legislation, the impact of its passage on CryptoLogic was much less serious than it was for many competitors.

“While 2006 was a challenging year for the industry, it was another record year for CryptoLogic — and we enter 2007 with both focus and momentum,” said Lewis Rose, CryptoLogic’s President and CEO. “We’ve launched five new customer sites since December, and have three more in the queue – including two for Holland Casino, CryptoLogic’s first government-owned customer. With our largest licensees on long-term agreements, and modest revenue expected this year from our new Asian venture, CryptoLogic is poised for long-term growth in the European markets of today -- and the Asian markets of tomorrow.”

CryptoLogic’s Q4 2006 results were in line with the company’s estimates for the quarter with $19.0 million of revenue and $1.7 million in earnings, or $0.12 per share (after deducting an after-tax $1.0 million non-recurring charge, or $0.07 per share, related to reorganization costs for the proposed establishment of CryptoLogic’s new executive headquarters in Ireland).

Financial Highlights (in millions of US dollars, except per share data)	Three months ended December 31,			Year ended December 31,
	2006	2005	% Change	2006	2005	% Change
Revenue	$19.0	$25.1	(24.2%)	$104.0	$86.3	20.5%
Charge re Irish HQ	($1.1)	-		($3.7)	-
Earnings	$1.7	$5.8	(70.6%)	$24.8	$20.5	20.9%
Earnings per diluted share	$0.12	$0.43	(72.1%)	$1.81	$1.46	24.0%
EBITDA(1)	$1.5	$5.0	(69.5%)	$27.2	$22.3	21.8%
Casino revenue	$10.0	$15.5	(35.9%)	$59.2	$53.0	11.7%
Poker revenue	$6.7	$7.9	(15.8%)	$33.9	$27.0	25.6%

TEL (416) 545-1455   FAX (416) 545-1454

55 ST. CLAIR AVENUE WEST, 3 RD FLOOR, TORONTO, CANADA M4V 2Y7

Since its last quarterly earnings report, CryptoLogic has capitalized on the changed industry landscape with a number of significant actions. These include signing new customers, making a strategic acquisition, entering a memorandum of understanding to launch a joint venture in Asia and obtaining a major European government operator as a casino and poker licensee.

Highlights:

New and renewed customers

•	Renewed its contract with William Hill for three years with exclusive provisions until 2009 under similar financial terms, and launched William Hill’s Spanish poker site.
•	Launched PlayboyGaming.com’s poker site, with the casino site set to launch in the second quarter of 2007.
•	Launched sites for Betsafe and Parbet, two growing Scandinavian poker brands.
•	Launched DTDPoker, under an exclusive 3-year contract. DTDPoker is the online home of the new UK land-based poker club, DUSKTILLDAWN, expected to be the largest in the UK when it opens in April.

New market: Government-owned casino

•

Signed an exclusive three-year agreement to provide both poker and casino software for Holland Casino, the Netherlands’ government-owned casino operator. Subject to certain approvals, the new sites are expected to launch in June 2007.

New partnership in Asia

•

Signed a memorandum of understanding with Brilliance Technology Co. and 568 Network Inc. to penetrate the high-growth Chinese market with CryptoLogic’s existing games and new games for the Chinese diaspora. Subscription-based “play-for-fun” games are planned to be offered over the Internet and mobile phones. “Play-for-money” games are planned to be offered through retail locations licensed by the China Welfare Lottery, the nation’s gaming licensing authority.

Strategic acquisition

•	Purchased the poker brand and related assets of Parbet.com, a popular Scandinavian online poker room, and licensed them to a private Maltese online gaming operator.

Game innovation

•	Awarded Gambling Online’s Top Casino Software Award for the second year running. The award is based on the votes of players from around the world.
•	Launched 16 innovative new download casino games, including slots based on Cubis, the popular casual game, and on the Marvel characters Elektra, Ghost Rider and Iron Man.
•

Launched 24 new non-downloadable casino games for William Hill, including popular CryptoLogic slot titles such as Bejeweled, the Marvel Jackpot Slot games, and Millionaires Club, which currently offers the largest online jackpot in the world at over $5 million.

•

Redesigned CryptoLogic’s poker software, including enhancements to the main lobby, game tables and tournament lobby that make it easier than ever for players to navigate, select their game and stake levels, and access key statistics on the game and their play.

Corporate initiatives

•

The company plans to establish its new executive headquarters in Ireland in 2007, subject to approval from a special meeting of shareholders in the second quarter. The company continues to plan for a new CEO to take office after the establishment of the new headquarters.

•	On February 14, 2007, CryptoLogic’s Board of Directors declared a quarterly cash dividend of US$0.12 per share, the same rate as the last four quarters.

Financial Performance

CryptoLogic achieved record results in 2006. The company reported record revenue of $104.0 million (20.5% growth), record EBITDA(1) of $27.2 million (21.8% growth), record earnings of $24.8 million (20.9% growth) and record diluted earnings per share of $1.81 (24.0% growth) for the year ended December 31, 2006. CryptoLogic accomplished this notwithstanding the U.S. prohibition of Internet gaming in the fourth quarter, and the non-recurring charge of $3.7 million in costs related to establishing the new European headquarters. The strong performance of the first three quarters of the year was partially offset by the impact of the new US legislation in the fourth quarter.

Q4 2006 results were in line with the company’s November 3, 2006 estimates, and below those of Q4 2005, as the industry adjusted to the U.S. ban on online gaming in October 2006.

Total Revenue. Total revenue for the quarter was $19.0 million, 24.2% lower than Q4 2005 and in line with the company’s estimated range for the quarter.

EBITDA(1) was $1.5 million in the quarter. The company’s EBITDA(1) margin in the quarter was 8.0%, compared to 19.8% in Q4 2005. The decrease was due to reduced revenue and $1.1 million in costs incurred in Q4 2006 related to establishing the new European headquarters. Excluding this charge, EBITDA(1) would have been $2.6 million and the EBITDA(1) margin would have been 13.7%.

Earnings and Earnings per Diluted Share. Earnings were $1.7 million and within the range that the company had expected for the period. Diluted earnings per share were $0.12, also within the range that CryptoLogic had forecast for the period. Excluding the charge for the new European headquarters, Q4 earnings would have been $2.7 million and diluted EPS, $0.19.

Balance Sheet and Cash Flow. CryptoLogic’s financial strength continued to be reflected in its strong balance sheet and operating cash flow. At December 31, 2006, total cash was $128.4 million (comprising cash and cash equivalents, short term investments, and security deposits), or $9.35 per diluted share (December 31, 2005: $99.1 million, or $7.05 per diluted share). The company continues to be debt-free.

CryptoLogic’s working capital at December 31, 2006 rose to $93.8 million, or $6.83 per diluted share (December 31, 2005: $73.6 million, or $5.23 per diluted share). Cash flow from operating activities was $5.3 million in Q4 2006 (Q4 2005: $11.3 million) as a result of lower earnings in the quarter and fluctuations in non-cash operating assets occurring in the ordinary course of business.

Outlook

For Q1 2007, CryptoLogic estimates revenue of $18-$19 million. The company expects earnings between $2.5 - $3 million, or $0.18 - $0.21 per diluted share, before the deduction of $1.5 million in pre-tax costs related to the new European headquarters. After those costs are deducted, the company forecasts earnings of $1-$1.5 million, or $0.07 -$0.11 per diluted share.

Approximately $0.6 million in development costs which will be included in the first quarter relate to three new customer sites expected to be launched in the second quarter.

CryptoLogic expects 2007 to be a year of transition and growth in both Europe and Asia. The company has signed its largest customers to long-term agreements, launched five new customer sites since December, and expects to launch three more in the second quarter (Playboy Gaming’s Internet casino, and Holland Casino’s poker and casino sites). Later this year, CryptoLogic expects to benefit from revenue from its new venture in China.

Beyond 2007, industry analysts continue to expect strong growth from the European market, which has been CryptoLogic’s core focus for the last five years. In addition, rapid online growth in Asia is expected in the years to come. Accordingly, the company has the following long-term financial objectives in future years for its continuing business in Europe and Asia:

•	Grow revenue and earnings: 20% year-over-year.
•	Achieve net margin and return on equity: 20%.
•	Achieve double-digit, above-market revenue growth in casino and poker.

2006 Fourth Quarter Analyst Call

A conference call is scheduled today for 8:30 a.m. Eastern time (1:30 p.m. GMT). Interested parties should call either 416-695-6130, 1-877-461-2816 (North America) or the international toll free number at (country code) 800-4222-8835. Replay will be available through February 22, 2006 by calling 416-695-5275 or 1-888-509-0081, passcode 638413#.

About CryptoLogic( (www.cryptologic.com)

Focused on integrity and innovation, CryptoLogic Inc. is a world-leading, blue-chip public developer and supplier of Internet gaming software. Its leadership in regulatory compliance makes it one of the very few companies with gaming software that has been certified to strict standards similar to land-based gaming. WagerLogic Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of its gaming software and services to customers worldwide. For information on WagerLogic(, visit www.wagerlogic.com. CryptoLogic’s common shares trade on the Toronto Stock Exchange (CRY), the

NASDAQ Global Select Market (CRYP), and the Main Market of the London Stock Exchange (CRP).

For more information, please contact:

CryptoLogic, (416) 545-1455	Argyle Communications, (416) 968-7311 (North American media)
Ken Wightman, Communications	Karen Passmore, ext. 228/ kpassmore@argylecommunications.com
Stephen Taylor, Chief Financial Officer	Daniel Tisch, ext 223/ dtisch@argylecommunications.com
Corfin Communications (UK media only)
Ben Hunt, +44 207 929 8985
Neil Thapar, +44 207 929 8999
Harry Chathli, +44 207 979 8980

(1)

Management believes that EBITDA (earnings before interest, taxes, and amortization) is a useful supplemental measure of performance. However, EBITDA is not a recognized earnings measure under generally accepted accounting principles (GAAP) and does not have a standardized meaning. Therefore, EBITDA may not be comparable to similar measures presented by other companies.

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:

Statements in this press release which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.

Marvel and all related character names and the distinctive likeness thereof: TM and © 2007 Marvel Characters, Inc. All rights reserved. www.marvel.com

Super Hero(es) is a co-owned registered trademark.

CRYPTOLOGIC INC.

CONSOLIDATED BALANCE SHEETS

(In thousands of US dollars)

	As at December 31, 2006	As at December 31, 2005

ASSETS
Current assets:
Cash and cash equivalents	$ 76,940	$ 94,420
Security deposits	1,500	1,500
Short term investments	50,000	3,214
Accounts receivable and other	8,251	8,629
Prepaid expenses	7,027	4,615

	143,718	112,378

User funds on deposit	20,872	25,953
Capital assets	18,106	14,214
Intangible assets	48	77
Goodwill	1,776	1,776

	$184,520	$154,398

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$ 47,766	$ 37,495
Income taxes payable	2,165	1,314

	49,931	38,809

User funds held on deposit	20,872	25,953
Future income taxes	2,133	2,411

	72,936	67,173

Shareholders’ equity:
Capital stock	29,096	25,171
Stock options	3,631	2,163
Retained earnings	78,857	59,891

	111,584	87,225

	$184,520	$154,398

          CRYPTOLOGIC INC.

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

(In thousands of US dollars)

	For the three months ended December 31,		For the years ended December 31,
	2006	2005	2006	2005
Retained earnings, beginning of period	$78,782	$58,526	$59,891	$50,593
Earnings	1,712	5,825	24,812	20,530
Excess of purchase price of treasury shares over stated value	-	(3,526)	-	(8,248)
Dividends paid	(1,637)	(934)	(5,846)	(2,984)
Retained earnings, end of period	$78,857	$59,891	$78,857	$59,891

CRYPTOLOGIC INC.

CONSOLIDATED STATEMENTS OF EARNINGS

(In thousands of US dollars, except per share information)

	For the three months ended December 31,		For the years ended December 31,
	2006	2005	2006	2005
Revenue	$18,984	$25,061	$104,022	$86,307
Expenses
Operating expense	14,242	14,708	64,685	52,658
General and administrative	1,963	1,988	7,907	7,642
Reorganization expense	1,084	-	3,700	-
Software development expense	-	3,287	-	3,287
Finance	178	104	554	417
Amortization	1,375	1,153	4,777	3,894
	18,842	21,240	81,623	67,898

Earnings before undernoted	142	3,821	22,399	18,409
Interest income	1,931	1,149	7,092	3,627

Earnings before income taxes	2,073	4,970	29,491	22,036
Income taxes:
Current	1,415	(1,172)	4,957	935
Future	(1,054)	317	(278)	571
	361	(855)	4,679	1,506
Earnings	1,712	5,825	24,812	20,530

Earnings per common share
Basic	$0.13	$0.44	$1.83	$1.51
Diluted	$0.12	$0.43	$1.81	$1.46
Weighted average number of shares (‘000s)
Basic	13,630	13,363	13,558	13,588
Diluted	13,736	13,665	13,731	14,067

CRYPTOLOGIC INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of US dollars)

	For the three months ended December 31,		For the years ended December 31,
	2006	2005	2006	2005
Cash provided by (used in):

Operating activities:
Earnings	$1,712	$5,825	$24,812	$20,530
Adjustments to reconcile earnings to cash provided by (used in) operating activities:
Amortization	1,375	1,153	4,777	3,894
Future income taxes	(1,054)	317	(278)	571
Stock options	655	522	2,255	1,807
Changes in operating assets and liabilities:
Security deposits	--	500	--	5,500
Accounts receivable and other	827	(865)	378	(2,142)
Prepaid expenses	2,224	215	(2,412)	(2,861)
Accounts payable and accrued liabilities	(877)	4,883	10,271	7,439
Income taxes payable	407	(1,275)	851	(17)
	5,269	11,275	40,654	34,721

Financing activities:
Issue of capital stock	173	132	3,138	4,986
Dividends paid	(1,637)	(934)	(5,846)	(2,984)
Repurchase of common shares	--	(3,976)	--	(9,201)
	(1,464)	(4,778)	(2,708)	(7,199)

Investing activities:
Sale (purchase) of capital assets	(4,613)	1,041	(8,640)	(8,850)
Purchase of intangible assets	--	--	--	(2)
Short term investments	22,419	9,749	(46,786)	32,568
	17,806	10,790	(55,426)	23,716
Increase (decrease) in cash and cash equivalents	21,611	17,287	(17,480)	51,238
Cash and cash equivalents, beginning of period	55,329	77,133	94,420	43,182
Cash and cash equivalents, end of period	$76,940	$94,420	$76,940	$94,420

Supplemental cash flow information:
Non cash portion of options and warrants exercised	$36	$237	$787	$962

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2006

(All figures are in thousands of US dollars, except per share disclosure and where otherwise indicated)

These consolidated interim financial statements of CryptoLogic Inc. (the “Company”) have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) using the same accounting policies as were used for the audited consolidated financial statements for the year ended December 31, 2005. These interim consolidated financial statements do not contain all annual disclosures required by GAAP and, as such, should be read in conjunction with the audited consolidated financial statements including the notes thereto for the year ended December 31, 2005, as set out in the 2005 Annual Report.

1.	Stock Option Plan

In accordance with the guidelines of the Canadian Institute of Chartered Accountants, the Company has expensed the costs of all stock option grants issued on or after January 1, 2003. The fair value of the options granted in 2005 and 2006 was made using the Black-Scholes option pricing model using the following weighted assumptions:

	2006	2005

Dividend yield	2.00%	0.75%
Risk-free rate	4.25%	3.25%
Expected volatility	55.0%	50.0%
Expected life of options in years	5.0	5.0

The estimated fair value of options is recorded over the vesting period of the options. The cost of stock options of $655 in Q4 2006 (Q4 2005 - $522) and $2,255 in 2006 (2005 - $1,807) are included in operating costs with a corresponding addition to Stock Options in Shareholders’ Equity. The Stock Options account is reduced as options are exercised with an entry to Share Capital totaling $36 in Q4 2006 (Q4 2005- $33) and $787 in 2006 (2005 - $758). Consideration paid by employees on the exercise of stock options is recorded as share capital.

Had compensation expense been determined based on the fair value of the employee stock option awards for 2002 grants at the grant dates in accordance with the new recommendations, the Company’s net earnings and earnings per share would have been changed to the following pro forma amounts:

	Three months ended December 31,				Years ended December 31,
	2006		2005		2006		2005
	As reported	Pro forma	As reported	Pro forma	As reported	Pro forma	As reported	Pro forma
	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)

Earnings	$1,712	$1,712	$5,825	$5,679	$24,812	$24,437	$20,530	$19,988

Earnings per share:
Basic	$0.13	$0.13	$0.44	$0.42	$1.83	$1.80	$1.51	$1.47
Diluted	$0.12	$0.12	$0.43	$0.42	$1.81	$1.78	$1.46	$1.42

3. Share capital

Authorized:

Unlimited common shares

Issued and Outstanding:

	Common Shares		Series F Warrants		Contributed	Total
In thousands	Issued	Stated Value	Issued	Stated Value	Surplus	Stated Value
Balance, December 31, 2004	13,311	$20,108	30	$272	$-	$20,380
Share repurchase	(510)	(953)	-	-	-	(953)
Exercise of stock options	498	5,318	-	-	-	5,318
Exercise of warrants	23	630	(23)	(204)	-	426
Expiry of warrants	-	-	(7)	(68)	68	-
Balance, December 31, 2005	13,322	$25,103	-	-	$68	$25,171

Exercise of stock options	319	3,925	-	-	-	3,925
Balance, December 31, 2006	13,641	$29,028	-	-	$68	$29,096

4.	Normal Course Issuer Bid

In September 2004, the Board of Directors approved a share repurchase plan, under a Normal Course Issuer Bid, to repurchase and cancel up to 1,250,000 of the Company’s outstanding common shares for the period commencing September 23, 2004 and ending September 22, 2005. Under this plan, the company had repurchased and cancelled 270,500 common shares during the three months period ended September 30, 2005 for total cost, including transaction cost of $5,225.

In September 2006, the Board of Directors approved the renewal of the above share purchase plan, under a Normal Course Issuer Bid, to repurchase and cancel up to 1,350,000 of the Company’s outstanding common shares for the period commencing September 29, 2006 and ending September 28, 2007. As at December 31, 2006, the Company had not repurchased any shares from the renewed Normal Course Issuer Bid.

In September 2005, the Board of Directors approved the renewal of the share repurchase plan, under a Normal Course Issuer Bid, to repurchase and cancel up to 1,340,000 of the Company’s outstanding common shares for the period commencing September 28, 2005 and ending September 27, 2006. Under the plan, the Company had repurchased and cancelled 239,200 common shares in Q4 2005 for a total cost including transaction fees of $3,976. For the nine months ended September 30, 2006, the Company did not repurchase any shares under this plan.

5.	Reorganization

On September 25, 2006, the Company announced a plan to move the corporate head office to Ireland in 2007 to be located in a gaming friendly environment. Total expected costs to be incurred are $8,500 largely related to professional fees, search fees, relocation and employee severance.

Professional fees	$ 1,257
Employee severance	1,942
Employee relocation and recruitment	501

Expense incurred in 2006	$ 3,700
Payments	(1,466)

Included in Accounts payable and accrued liabilities, December 31, 2006	$ 2,234

6.	Guarantee

The Company has guaranteed minimum payments for certain intellectual property rights over multiple-year periods, for the amount of $4,916.

7.	Seasonality

Typically, the first and fourth quarters are CryptoLogic’s strongest periods. Revenue in the middle two quarters may decrease as Internet usage moderates in the warmer months of the year.

8.	Subsequent Event

On January 15, 2007, the Company signed an agreement to purchase the poker brand and related assets of Parbet.com. Under this agreement, the Company paid $11,867 for the brand and assets of Parbet.com, and may potentially pay additional cash amounts up to a maximum of $5,274, contingent on improved performance of the assets over a six-month earn-out period.